MILLAR WESTERN FOREST PRODUCTS LTD.


                          INTERIM FINANCIAL STATEMENTS

                    FOR THE THREE MONTHS ENDED MARCH 31, 2005

                                   (unaudited)




--------------------------------------------------------------------------------

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                                 BALANCE SHEETS


                                                                                     March 31,      December 31,
                                                                                       2005             2004
                                                                                   (unaudited)       (audited)
                                                                                ----------------- -----------------

                                                                                 (in thousands of Canadian dollars)

                                     ASSETS
Current assets
     Cash....................................................................... $      61,921     $      95,959
     Accounts receivable........................................................        37,939            25,805
     Inventories (note 2).......................................................        75,679            46,144
     Prepaid expenses...........................................................         5,934            10,854
     Future income taxes........................................................         1,926               806
                                                                                ----------------- -----------------
                                                                                       183,399           179,568
Property, plant and equipment...................................................       156,014           157,626
Other assets....................................................................        23,032            25,563
                                                                                ----------------- -----------------
                                                                                 $     362,445     $     362,757
                                                                                ================= =================


                      LIABILITIES AND SHAREHOLDER'S EQUITY


Current liabilities
     Accounts payable and accrued liabilities................................... $      45,682     $      45,023

Long-term debt (U.S. $190,000; 2004 - U.S. $190,000)............................       230,432           228,760
Other obligations...............................................................         6,130             5,642
Future income taxes.............................................................        17,328            16,973
                                                                                ----------------- -----------------
                                                                                       299,572           296,398

Shareholder's equity
     Share capital..............................................................             -                 -
     Retained earnings..........................................................        62,873            66,359
                                                                                ----------------- -----------------
                                                                                 $     362,445     $     362,757
                                                                                ================= =================

                      MILLAR WESTERN FOREST PRODUCTS LTD.

                          STATEMENTS OF EARNINGS (LOSS)

                       FOR THE THREE MONTHS ENDED MARCH 31

                                   (unaudited)


                                                                                       2005           2004
                                                                                --------------- ---------------

                                                                                 (in thousands of Canadian dollars)


Revenue......................................................................... $      77,331   $      80,886

Cost of products sold...........................................................        50,363          50,233
Freight and other selling costs.................................................        12,872          10,955
Depreciation and amortization...................................................         4,097           3,905
General and administration......................................................         3,509           3,157
Countervailing and anti-dumping duties (note 5).................................         2,468           3,152
Employees' profit sharing.......................................................             -             587
                                                                                --------------- ---------------
Operating earnings..............................................................         4,022           8,897
Financing expenses (note 3).....................................................        (4,381)         (3,684)
Unrealized exchange loss on long-term debt......................................        (1,672)         (4,294)
Other (expense) income (note 4).................................................        (2,100)             22
                                                                                --------------- ---------------
(Loss) earnings before income taxes.............................................        (4,131)            941
Income tax (recovery) expense...................................................          (645)          1,095
                                                                                --------------- ---------------
Net loss........................................................................ $      (3,486)  $        (154)
                                                                                =============== ===============



                         STATEMENTS OF RETAINED EARNINGS
                       FOR THE THREE MONTHS ENDED MARCH 31

                                   (unaudited)

                                                                                       2005           2004
                                                                                --------------- ---------------

                                                                                 (in thousands of Canadian dollars)

Retained earnings - beginning of period......................................... $      66,359   $      38,106
Net loss........................................................................        (3,486)           (154)
                                                                                --------------- ---------------
Retained earnings - end of period...............................................        62,873          37,952
                                                                                =============== ===============

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                            STATEMENTS OF CASH FLOWS

                       FOR THE THREE MONTHS ENDED MARCH 31

                                   (unaudited)


                                                                                      2005              2004
                                                                                ----------------- -----------------

                                                                                (in thousands of Canadian dollars)

Cash provided from (used in)
Operating activities
  Net loss...................................................................... $      (3,486)    $        (154)
  Items not affecting cash:
    Future income tax (recovery) expense........................................          (765)              975
    Reforestation expense.......................................................         4,244             4,135
    Depreciation and amortization...............................................         4,097             3,905
    Write-down of note receivable...............................................         2,100                 -
    Amortization of deferred financing charges..................................           170               164
    Unrealized foreign exchange loss on long-term debt..........................         1,672             4,294
    Other.......................................................................           103               114
                                                                                ----------------- ----------------
                                                                                         8,135            13,433
  Reforestation expenditures....................................................          (722)             (514)
                                                                                ----------------- ----------------
                                                                                         7,413            12,919
                                                                                ----------------- ----------------
  Changes in non-cash components of working capital
    Accounts receivable.........................................................       (12,134)              485
    Inventories.................................................................       (29,535)          (27,727)
    Prepaid expenses............................................................         2,675               631
    Accounts payable and accrued liabilities....................................          (234)            6,555
                                                                                ----------------- ----------------
                                                                                       (39,228)          (20,056)
                                                                                ----------------- ----------------
                                                                                       (31,815)           (7,137)
                                                                                ----------------- ----------------


Investing activities
    Additions to property, plant and equipment..................................        (2,238)           (1,387)
    Proceeds on disposal of property, plant and equipment.......................            15                50
    Increase in other assets....................................................             -               (38)
                                                                                ----------------- ----------------
                                                                                        (2,223)           (1,375)

  Decrease in cash..............................................................       (34,038)           (8,512)
  Cash - beginning of period....................................................        95,959             72,301
                                                                                ----------------- ----------------

  Cash - end of period.......................................................... $      61,921     $       63,789
                                                                                ================= ================


Supplemental cash flow information

  Interest paid................................................................. $         203     $          120
                                                                                ================= ================

  Income taxes paid............................................................. $         162     $          153
                                                                                ================= ================

                      MILLAR WESTERN FOREST PRODUCTS LTD.

                             SEGMENTED INFORMATION

                      FOR THE THREE MONTHS ENDED MARCH 31

                                  (unaudited)



                                                                                      2005              2004
                                                                                ----------------- -----------------

                                                                                (in thousands of Canadian dollars)


Product segment

Lumber
  Revenue ...................................................................... $      35,745     $       34,167
  Cost of products sold.........................................................        26,542             23,537
  Freight and other selling costs...............................................         2,881              2,990
  Depreciation and amortization.................................................         1,837              2,106
  Countervailing and anti-dumping duties........................................         2,468              3,152
                                                                                ----------------- -----------------
  Operating earnings............................................................ $       2,017     $        2,382
                                                                                ================= ================


Pulp
  Revenue ...................................................................... $      39,939     $       45,055
  Cost of products sold.........................................................        23,821             26,696
  Freight and other selling costs...............................................         9,991              7,965
  Depreciation and amortization.................................................         1,737              1,669
                                                                                ----------------- -----------------
  Operating earnings............................................................ $       4,390     $        8,725
                                                                                ================= ================


Corporate and other
  Revenue ...................................................................... $       1,647     $        1,664
  General and administration....................................................         3,509              3,157
  Depreciation and amortization.................................................           523                130
  Employees' profit sharing.....................................................             -                587
                                                                                ----------------- -----------------
  Operating loss................................................................ $      (2,385)    $       (2,210)
                                                                                ================= ================


Total
  Revenue ...................................................................... $      77,331     $       80,886
  Cost of products sold and administration......................................        53,872             53,390
  Freight and other selling costs...............................................        12,872             10,955
  Depreciation and amortization.................................................         4,097              3,905
  Countervailing and anti-dumping duties........................................         2,468              3,152
  Employees' profit sharing.....................................................             -                587
                                                                                ----------------- -----------------
  Operating earnings............................................................ $       4,022     $        8,897
                                                                                ================= ================

Shipments by business segment

Lumber (millions of board feet).................................................          80.7               83.8
                                                                                ================= ================

Pulp (thousands of tonnes)......................................................          69.4               75.7
                                                                                ================= ================


                                                                                    March 31,       December 31,
                                                                                      2005              2004
                                                                                ----------------- -----------------

Identifiable assets
   Lumber....................................................................... $     144,220     $      117,733
   Pulp.........................................................................       136,717            127,241
   Corporate and other..........................................................        81,508            117,783
                                                                                ----------------- -----------------
                                                                                 $     362,445     $      362,757
                                                                                ================= ================

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                      NOTES TO INTERIM FINANCIAL STATEMENTS

                    FOR THE THREE MONTHS ENDED MARCH 31, 2005

                                   (unaudited)


1.   BASIS OF PRESENTATION

     The accompanying unaudited interim financial statements have been prepared by the Company, following the same accounting policies and methods as those disclosed in the audited financial statements for the year ended December 31, 2004. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in Canada have been omitted. These interim financial statements should be read in conjunction with the December 31, 2004 audited financial statements and the notes thereto included in the Company's Annual Report on Form 20-F. In the opinion of management, all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the balance sheet, results of operations, and cash flows of these interim periods have been included.


2.   INVENTORIES

                                                                                     March 31,       December 31,
                                                                                       2005              2004
                                                                                ----------------- -----------------

     Logs....................................................................... $        34,514   $         9,998
     Pulp.......................................................................          18,880            15,962
     Lumber.....................................................................          11,951            10,650
     Operating and maintenance supplies.........................................          10,334             9,534
                                                                                ----------------- -----------------
                                                                                 $        75,679   $        46,144
                                                                                ================= =================

     The Company's working capital requirements are highest in the first quarter due to a seasonal log inventory build-up that will be reduced in the second and third quarters of its fiscal year.


3.   FINANCING EXPENSES

                                                                                       2005             2004
                                                                                ----------------- -----------------

     Interest expense
       Long-term debt........................................................... $         4,481   $         4,854
       Other....................................................................             212               120
     Amortization of deferred financing costs...................................             170               164
     Foreign exchange gain on U.S. dollar cash and working capital..............            (482)           (1,454)
                                                                                ----------------- -----------------
                                                                                 $         4,381   $         3,684
                                                                                ================= =================


4.   OTHER (EXPENSE) INCOME

     The Company has recorded a $2.1 million provision against the carrying value of its note receivable from Meadow Lake Pulp Limited Partnership.


5.   COUNTERVAILING AND ANTI-DUMPING DUTIES

     In 2002, the U.S. Department of Commerce ("USDOC") issued its final determination in the countervailing and anti-dumping investigations, which resulted in a countervailing duty ("CVD") rate of 18.79% and an anti-dumping duty ("ADD") rate of 8.43%, both to be posted by cash deposits effective from May 22, 2002.

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                      NOTES TO INTERIM FINANCIAL STATEMENTS

                    FOR THE THREE MONTHS ENDED MARCH 31, 2005

                                   (unaudited)



5.   COUNTERVAILING AND ANTI-DUMPING DUTIES (CONTINUED)


     Since that date, the Canadian government and affected industry participants have initiated a series of challenges to these findings under the North American Free Trade Agreement ("NAFTA") and before the World Trade Organization (the "WTO").

     On September 10, 2004, the U.S. International Trade Commission ("ITC") issued, in response to a NAFTA remand decision, a determination finding that the U.S. lumber industry was not threatened with material injury by reason of lumber imports from Canada. This determination should have resulted in revocation of the CVD and ADD order by the USDOC and return of the duty deposits. Instead, on November 24, 2004 the U.S. government launched an extraordinary challenge to review the legality of the decision of the NAFTA panel. A decision on that review is expected in the third quarter of 2005.

     The CVD deposit rate was reduced to 17.18% effective December 20, 2004 as a result of the final determination in the first administrative review. Also effective December 20, 2004, the ADD deposit rate was reduced to 4.03%.

     The Company has recorded an expense for CVD and ADD equal to the amount paid as cash deposits throughout applicable periods. A refund of deposits will be recorded as income in the period received. As at March 31, 2005, the total amount on deposit from May 22, 2002 related to CVD and ADD was U.S. $16.6 million and U.S. $7.2 million respectively.

     The Company and other Canadian forest products companies, the Canadian federal and provincial governments (collectively the "Canadian Interests") categorically deny the U.S. allegations and strongly disagree with the final countervailing and dumping determinations made by the ITC and the USDOC. The Canadian Interests continue to aggressively defend the Canadian industry in this trade dispute. Canadian Interests have appealed these decisions to NAFTA panels and the WTO. The final amount of CVD and ADD duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on the results of these appeals. Notwithstanding the cash deposit rates established in the investigations, the final liability for the assessment of CVD and ADD duties will not be determined until each annual administrative review process is complete.